BARRICK GOLD CORPORATION Brookfield Place, TD Canada Trust Tower Suite 3700, 161 Bay Street P.O. Box 212 Toronto, Ontario M5J 2S1 Canada	Tel: 416.861.9911 Fax : 416.861.2492

July 19, 2018

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attention:	Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining
Securities and Exchange Commission

Re:	Barrick Gold Corporation
Form 40-F for the Fiscal Year Ended December 31, 2017
Filed March 26, 2018
File No. 001-09059

Dear Mr. Arakawa:

Barrick Gold Corporation (the “Company”) confirms receipt of a comment letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission dated June 26, 2018 relating to the above-referenced filing. As communicated on my call with Brian McAllister on July 19, 2018, the Company hereby confirms that it intends to provide its response to the Staff’s comments on or before August 3, 2018.

Please do not hesitate to contact me if you have any questions concerning the foregoing.

Yours truly,

/s/ Dana Stringer
Dana Stringer
Vice-President, Corporate Secretary and Associate General Counsel